Ohmyhome Limited

1 Lorong 3 Toa Payoh
Block B #04-16/21, Jackson Square

Singapore 319579

October 19, 2022

Via Edgar Correspondence

Mr. Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Ohmyhome Limited Draft Registration Statement on Form F-1 Submitted September 6, 2022 CIK No. 0001944902

Dear Mr. Holt,

This letter is in response to the letter dated October 4, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Ohmyhome Limited (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amendment No. 1 to the Draft Registration Statement”) is being submitted to accompany this letter.

Draft Registration Statement on Form F-1 Submitted September 6, 2022

Prospectus Summary

Overview, page 9

1. You state that as at July 31, 2022 your platform contained over 20,000 active listings for residential properties for sale and rental on a monthly basis. Please define active listings and disclose whether there is a date limitation on the listings you consider to be active (i.e., clarify whether properties that have been listed beyond a certain time period, for example, 12 months or more, would be considered an active listing).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosures on pages 9 and 85 in the Amendment No. 1 to the Draft Registration Statement to define and disclose that an active listing refers to a listing where the property of the subject listing is still on the market for sale or for lease. Each listing has an expiration date of 30 days from the date of the listing and listing owners will have to renew the listing before its expiry to keep the listing active for another 30 days. In the event where a listing has reached its expiry or is indicated as sold or leased as the case may be, such listing would be removed and will no longer be searchable by the public unless a new listing has been created.

Risks and Challenges, page 12

2. Please revise your risk factors summary to ensure that it is no more than two pages in length. Refer to Item 105(b) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the risk factors summary in the Amendment No. 1 to the Draft Registration Statement to ensure that it is no more than two pages in length.

Risk Factors, page 21

3. We note your risk factors disclosure that your business and operations may be impacted by macroeconomic factors, such as the availability of credit, fluctuation in interest rates, and inflation, as well as disruption in the supply of raw materials or labor. Please update your risk factors if recent changes in macroeconomic conditions or supply disruptions have impacted your operations. In this regard, identify the specific conditions and discuss how your business has been affected. Also identify actions planned or taken, if any, to mitigate such conditions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the risk factor on page 33 in the Amendment No. 1 to the Draft Registration Statement.

The real estate industry in general is sensitive to general macroeconomic conditions and overall economic outlook. These conditions include fluctuations in interest rates, inflation, changes in equity and debt capital markets, availability of credit, and the strength of financial institutions, which in turn impact market sentiment and consumer confidence in the real estate market. These may be impacted by various factors, such as social and political unrest, regulatory, fiscal and other governmental policies, global pandemic or outbreak, acts or threats of war, terrorism, civil strife or other geopolitical uncertainty, all of which are beyond our control. Any such events occurring could reduce consumer appetite to invest in or purchase property, thereby harming our business, which would materially and adversely affect our business, prospects, financial condition and results of operations.

For instance, the property market is directly impacted by changes in interest rates. Any increase in interest rates on mortgage products which results in higher monthly interest payments by borrowers may make mortgages unaffordable for certain prospective property buyers. Any perception by prospective property buyers that interest rates on mortgage products have increased or could increase in the future may deter such persons to incur mortgage debt in order to finance a property purchase. In Singapore, mortgage rates have increased over the past few months, leading to higher costs of home ownership. In addition, cooling measures implemented by the Singapore Government such as increasing the Additional Buyer’s Stamp Duty (ABSD) rates thus levying a higher stamp duty on property transactions for buyers of their second property and onwards, and tightening the Total Debt Servicing Ratio (TDSR) threshold and lowering the Loan-to-Value (LTV) limit for loans, which reduces the total quantum of loan a person is able to borrow, have also impacted buyer interest across Singapore. Such factors could depress the property market in the jurisdictions we operate in, which may significantly reduce the volume and value of property transactions we broker and correspondingly, our revenue derived from our brokerage services. We have therefore seen a 17% decline in the total number of transactions for both HDB properties and private properties for the overall Singapore market in the first half of 2022, compared to the same period in 2021.

As a result of the increase in mortgage rates coupled with the various measures implemented in Singapore, we have observed a decline of approximately 3.6% in the number of property transactions in our Brokerage Services segment in the first half of 2022 compared with the same period in 2021. While we have implemented various measures in the hopes of mitigating further adverse effect on our business, such as increasing our marketing budget and outreach to both existing and potential customers and commencing various product strategies to capture and retain potential property buyers and sellers at an early stage of their proposed property transactions to extend our pipeline of property listings and transactions, there is no guarantee that all or any customers will be receptive or responsive to such strategies that we have implemented.

In addition, inflation experienced by the Singapore market would also have an impact on our Emerging and Other Services due to rising manpower costs which we may not always be able to pass on to our customers in full or at all. While we have initiated cost control measures such as renegotiating with our suppliers in order to manage cost increases and expanding our list of suppliers to achieve more competitive quotations for our budgeting purposes, there is no guarantee that we would be successful in tightening our costs and/or be able to pass on all of our cost increases to our customers in full. These would, in turn, have a material adverse impact on our business, prospects, financial condition and results of operations.

Use of Proceeds, page 49

4. Please revise to describe the maturity of the loan made to you by one of your shareholders. Refer to Item 3.C.4 of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 46 in the Amendment No. 1 to the Draft Registration Statement to describe the maturity of the loan made to us by one of our shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 56

5. Please revise the page 57 graphic titled “Proven Track Record and Rapid Growth” to clarify that it reflects a timeline of your business and not revenue or net income growth over time. Refer to Item 10 of Regulation S-K. In addition, provide support for your statement that you “have achieved great traction in the past year in both operational and financial performance, and is [sic] now on track for rapid scaling.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 54 in the Amendment No. 1 to the Draft Registration Statement to clarify that the graphic titled “Proven Track Record and Rapid Growth” reflects a timeline of our business and not the revenue or net income growth over time. Also, we have deleted the statement that we “have achieved great traction in the past year in both operational and financial performance, and is now on track for rapid scaling” in the same graphic.

Technological and Operational Infrastructure, page 57

6. Please revise to provide a basis for your page 58 statement that you are “one of the fastest in the market in closing home transactions.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 55 in the Amendment No. 1 to the Draft Registration Statement to provide a basis for our statement that we are “one of the fastest in the market in closing home transactions.”

Liquidity and Capital Resources, page 65

7. Please expand your disclosure of the company’s ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term and separately in the long-term. For example, discuss the company’s ability to generate cash to meet its requirements under known contractual obligations such as bank loans and lease commitments. In addition, please expand your disclosure of the company’s strategy to raise debt and equity. Refer to Item 303(b)(1) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 62 in the Amendment No. 1 to the Draft Registration Statement to expand our disclosure of the Company’s ability to generate and obtain adequate amounts of cash to meet its requirements and its plans for cash in the short-term and separately in the long-term. Also, we have revised to expand our disclosure of the Company’s strategy to raise debt and equity.

Business

Overview, page 88

8. We note your statements that you are “a leading one-stop property platform for property transactions and property-related services” (page 88) and “a leading property and technology company in Singapore” (page 96). Please clarify whether the scope of these statements is the HDB property market, the private property market, or both markets combined.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosures on pages 85 and 93 in the Amendment No. 1 to the Draft Registration Statement to clarify that the scope of these statements is for both the HDB property market and the private property market.

Our Value Propositions to Platform Users, page 100

9. Please revise page 100 to provide a basis for the statement that your documentation service is “first-in-the-market.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 97 in the Amendment No. 1 to the Draft Registration Statement to remove the statement that our documentation service is “first-in-the-market.”

Risk Management and Quality Control

Quality Control of Third Party Service Providers, page 104

10. Please revise to clarify whether the company is indemnified by third party service providers listed on the Ohmyhome platform against customer claims arising from third party services.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 101 in the Amendment No. 1 to the Draft Registration Statement to clarify that the Company currently is not indemnified by third party service providers listed on the Ohmyhome platform against customer claims arising from third party services. However, to minimize exposure, the Company carries a Contractor’s All-Risk Insurance coverage for the work done by subcontractors under its employ, and the Company also holds a retention sum from major subcontractors against the quality and timeliness of their work.

Intellectual Property, page 107

11. Please revise to discuss how you protect your intellectual property. In this regard, we note risk factors disclosure regarding confidentiality procedures and contractual restrictions. For example, clarify whether the work product of employees and independent contractors is the property of the company, and discuss whether the company utilizes non-compete and/or non-disclosure provisions in agreements with employees and/or third parties.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 104 in the Amendment No. 1 to the Draft Registration Statement to discuss how we protect our intellectual property. In order to protect our intellectual property rights, we have adopted various measures. For instance, in respect of our employees, their employment agreements generally contain clauses which provide that all the confidential information, such as trade secrets, know-how, business plans, Company’s software and documentation, amongst others, are not to be disclosed. Apart from the employment agreement, our employees are also required to separately sign a confidentiality agreement that contain clauses which provide for the protection of all confidential information, non-competition during the period of employment and non-solicitation for a period of one year after termination of employment, and that all inventions made, conceived, reduced to practice, or learned by the employee are the sole property of the Company and all rights, title and interest to such inventions are assigned by the employee to the Company.

In relation to independent contractors which deal with the Company’s intellectual property, our contracts also contain clauses which provide that all intellectual property rights in materials, code or documents created by the contractor will belong to the Company, and that all information and documents provided by the Company to the contractors will be the sole ownership of the Company. Such confidential information and intellectual property include but is not limited to the copyright, trademark, patent, trade secret and work for hire contributions by the contractor for the Company and our affiliates.

Principal Shareholders, page 129

12. Please revise to clarify who has or shares voting and dispositive control over the shares held by Anthill Corporation Pte. Ltd. and Vienna Management Ltd. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 126 in the Amendment No. 1 to the Draft Registration Statement to clarify who has or shares voting and dispositive control over the shares held by Anthill Corporation Pte. Ltd. and Vienna Management Ltd.

13. Please revise the beneficial ownership table to include GEC Tech Ltd., which appears to beneficially own more than 5% of your shares based on your page 77 disclosure regarding your ownership upon completion of the reorganization.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the beneficial ownership table on page 126 in the Amendment No. 1 to the Draft Registration Statement to include GEC Tech Ltd., which will beneficially own more than 5% of our shares upon completion of the reorganization.

Part II

Item 7. Recent Sales of Unregistered Securities, page II-1

14. Please revise to state briefly the facts relied upon to make the Regulation S exemption disclosed in this section available. Refer to Item 701(d) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure in Item 7 Recent Sales of Unregistered Securities in the Amendment No. 1 to the Draft Registration Statement to state briefly the facts relied upon to make the Regulation S exemption disclosed in this section available.

Signatures, page II-4

15. Please revise to indicate who is signing in the capacity of principal accounting officer or controller. See Instructions to Signatures on Form F-1.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on the signature page in the Amendment No. 1 to the Draft Registration Statement to indicate that Cui Kewei Joshua, our Chief Financial Officer, is signing in the capacity of principal accounting officer or controller.

Exhibits

16. Please file as exhibits the executed officer employment agreements, rather than a form of officer employment agreement. In addition, please file the form of director’s agreement. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed the executed CEO, CFO, and COO’s employment agreements as exhibits to the Amendment No. 1 to the Draft Registration Statement. In addition, we have filed as an exhibit a form of director’s offer letter.

17. Please file as exhibits your loan agreements with Vienna Management Ltd, a major shareholder. In this regard, we note your page 130 disclosure of related party balances. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed our loan agreement with Vienna Management Ltd as an exhibit to the Amendment No. 1 to the Draft Registration Statement.

18. We note your statement on page 80 that you have presented information and data from an industry report commissioned by you from Frost & Sullivan. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have filed a consent from Frost & Sullivan as an exhibit to the Amendment No. 1 to the Draft Registration Statement.

General

19. Please revise to clarify what you mean by the term “proprietary” when describing your technologies. In this regard, we note the following non-exclusive examples:

●	On page 10 and page 88 you refer to proprietary online tools and resources. However, it is unclear how tools and resources such as property transaction guides and mortgage or stamp duty calculators are proprietary.
●	On page 11 and page 96 you state that you have developed a suite of wide-ranging proprietary technology and infrastructure. However, it appears the only intellectual property rights you hold or have applied for relate to design trademarks of your business name.
●	On page 32, you state that you utilize open source software in certain aspects of your technologies, which suggests that intellectual property protection may not be available for these technologies.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised thoroughly in the Amendment No. 1 to the Draft Registration Statement regarding the term “proprietary.” To clarify, we refer to the technology products as “proprietary” as they are developed in-house and are unique to us. The Company does utilize open source software in certain aspects of its technology. However, the use of the word “proprietary”, would refer to the fact that the Company views its technology products as unique to the Company and not that they are registered or registrable intellectual property rights.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Rhonda Wong
Name:	Rhonda Wong
Title:	Chief Executive Officer